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Overview   Disclosures   Comments **0**   Updat

Red Diamond Yoga
Los Angeles, CA

- **Popular yoga studio** in Los Angeles converting current space to accommodate **growing membership**
- **Dynamic leadership** with professional backgrounds in real estate and business
- **Launched in mid-2013,** business became **profitable after just 7 months**
- This investment is secured by a **blanket lien on all assets** of the business   ?

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Investment Details

13.5%
Annual Return   ?

$0

Invested of $60,000 minimum   ?

$100

Minimum investment

-

Investors

Bonus rewards available

35 days remaining

INVEST NOW

Company Description

Red Diamond Yoga is a 3,800 square foot boutique yoga studio located in the Palms community of West Los Angeles. Launched in 2013 by Arlene Utal and Sheryl Utal, the mother-daughter duo have constructed a community at Red Diamond Yoga that is well-known for having a friendly and welcoming atmosphere.



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Red Diamond Yoga offers over 50 classes weekly, varying in style and level of difficulty. Most of the classes are Vinyasa-style including basics, Level 1/2, and strong flow. Additional classes offered include pregnancy yoga, yoga sculpt (with weights), yin yoga, stretch classes, fusion classes, and monthly sound healing. The studio is widely known as a hub for teacher trainings, specialty workshops, and for international teachers visiting the Los Angeles market.



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According to a 2016 Forbes article (https://www.forbes.com/sites/alicegwalton/2016/03/15/how-yoga-is-spreading-in-the-u-s/#5adc83af449f), yoga is practiced by nearly 37 million people in the US, nearly double the number measured just three years prior.

The quality of instruction across all classes is held to exceedingly high standards in an effort to ensure an enjoyable and transformational experience for the students. Red Diamond Yoga has developed a process and set of teaching standards which include an emphasis on safety, alignment, anatomy, and philosophy to help facilitate inner peace, physical fitness, and spiritual growth. Students can rely on consistency, quality and structure with the entire yoga program. This provides tremendous value to members since they know they can take any class and can count on the same exceptional experience.



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Rooms are kept at 82 degrees (unlike hot yoga which is practiced in 105 degrees or more) which makes the classes much more accessible, safe, and enjoyable. Students are able to generate their own internal heat for increased physical benefits, without the risk of overheating.

The facility includes several practice rooms, separate men's and women's locker rooms (including high-end digital locks), a retail area, and a shower area.

Learn more: 🌐 (https://www.reddiamondyoga.com) [f] (http://www.facebook.com/reddiamondyoga) [o] (https://instagram.com/reddiamondyoga) ✻ (https://www.yelp.com/biz/red-diamond-yoga-los-angeles-2)

Key Terms

Issuer

Red Diamond Yoga 3500, LLC

Securities

Term Notes

Offering Amount

Minimum of $60,000 to maximum $80,000

Interest Rate ?

13.50%

Payments ?

Monthly

Maturity ?

48 Months

Security Interest ?

Blanket lien on all assets of the business

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?
action=getcompany&CIK=0001695370&owner=include&count=40) to view the Issuer's SEC Form C filing.

Use of Proceeds

Funding proceeds from NextSeed will be used to expand the smallest practice room, an aggressive online marketing campaign, a website redesign and on-going maintenance, and debt consolidation. Additional funds raised will be used for working capital and expansion projects.



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Total Payment Calculator

Principal	Annual Return*	Term	Total Payment*
$100 ⬍	13.50%	48 months	$130

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

Invest $500 or more
Receive a **$50 gift card** to use at Red Diamond Yoga

Invest $1,000 or more
Receive a **$100 gift card** to use at Red Diamond Yoga

Invest $2,500 or more
Receive a gift card for **1 month of unlimited yoga** at Red Diamond Yoga

Invest $5,000 or more

Receive a gift card for **3 months of unlimited yoga** at Red Diamond Yoga

Invest $10,000 or more

Receive a gift card for **6 months of unlimited yoga** at Red Diamond Yoga



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Arlene Utal (second from the left) and Sheryl Utal (far right) have built Red Diamond Yoga into a thriving community

Business Model

Income from student memberships and classes make up the studio's primary revenue driver, while workshops and teacher trainings are a secondary stream. The studio's retail shop and studio rentals represent a significant opportunity for additional growth.

The schedule offers over 50 classes weekly, catering to all levels and abilities. Approximately 60% of purchases are made online through the studio's reservation system. Students are able to purchase classes, workshops, and teacher training directly through the self-service platform.

Relationships with third-party booking platforms such as ClassPass and Zenrez also contribute several hundred students monthly, providing an additional revenue source and exposure for the business.



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Red Diamond Yoga offers a variety of pricing options for students to choose from depending on their needs. Students can purchase single classes, class bundles (8, 12, and 16 class packages), monthly memberships (1, 3, 6, and 12 months prepaid), and yearly contracts.

Red Diamond Yoga also offers first-time students 10 consecutive days of unlimited yoga for $10, which brings many new students to the studio. This campaign is being aggressively marketed to convert new students into monthly members.

The retail store within the studio sells yoga apparel, mats, candles, and jewelry. Refreshments such as water, fresh juices and small food items are also available for purchase.

In addition to Arlene and Sheryl, Red Diamond Yoga has approximately 20 instructors and six part-time staff on the team. The studio is also staffed through a community program that allows members to trade-in-kind for class sessions by putting in service hours at Red Diamond. Participants contribute four hours of service at the front desk per week. Approximately 15 members participate in the program at any given time.



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Monthly expenses such as rent, utilities, and insurance are relatively fixed, and instructors operate as independent contractors and are paid a flat fee per class. Therefore, additional revenues contribute directly to the business's bottom line.

Location Analysis

Red Diamond Yoga is located in the Palms community of Los Angeles (3500 Overland Avenue, Suite 210, Los Angeles, California 90034), a neighborhood in the Westside region of Los Angeles County.

Within a one-mile radius of Red Diamond, median income is approximately 130% higher than the national average and average expenditures is approximately 113% greater than the national average. (Piinpoint)

The blue flag in the map below indicates Red Diamond Yoga's location. The yellow flags indicate other fitness studios in the surrounding areas. There is limited competition for Red Diamond, given there are only a few other yoga or pilates studios in the Palms, Mar Vista and Cheviot Hills neighborhoods.


Beverly Hills
BEVERLY GROVE
W 4th St
Wilshire Blvd
Museum of Art
405
Veteran Ave
Gayley Ave
Hilgard Ave
Hammer Museum
Wilshire Blvd
S Barrington Ave
Ohio Ave
CENTURY CITY
S Beverly Dr
PICO -
W Pico Blvd
Motor Ave
BEVERLYWOOD
S Crescent Heights Blvd
Westwood Blvd
Overland Ave
CHEVIOT HILLS
SAWTELLE
WEST LOS
ANGELES
Bundy Drive
W Olympic
10
S Fairfax Ave
Venice Blvd
Washington Blvd
S Redondo Blvd
National Blvd
La Cienega Blvd
W Jefferson Blvd
Rodeo Rd
Palms Blvd
Culver City
Baldwin
Hills Scenic
Overlook
National Blvd
Bundy Drive
MAR VISTA
23rd St
Washington Blvd
Culver Blvd
Jasmine Ave
Venice Blvd
S La Brea Ave

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Fitness studios in the area

The Westside is made up of the neighborhoods of Los Angeles City and other cities immediately west of La Cienega Boulevard to the Pacific Ocean. Hollywood and Mid-Wilshire are on the eastern boarder of the Westside. The northern boundary is the Santa Monica Mountains and the southern boundary is often considered either LAX or the 105 Freeway, separating the Westside from the South Bay.

West LA is approximately 101 square miles, divided into 23 neighborhoods. The Palms community is the densest neighborhood within the Westside (and one of the most diverse) and is one of the densest in all of Los Angeles. There is a population of approximately 60,000 within one square mile. Within 3 square miles there is a population of approximately 350,000.


SHERMAN OAKS
Studio City
UNIVERSAL CITY
Griffith Park
HOLLYWOOD
LOS FELIZ
WEST HOLLYWOOD
HOLLYWOOD
SILVER LAKE
BRENTWOOD
LARCHMONT VILLAGE
ECHO PARK
Beverly Hills
Westwood
KOREATOWN
DOWNTOWN
CENTURY CITY
MID-CITY
MID-WILSHIRE
LITTLE TOKYO
SOUTH PARK
SAWTELLE JAPANTOWN
WESTSIDE
SANTA MONICA
EXPOSITION PARK
LEIMERT PARK
Culver City
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Leadership



Sheryl Utal, *Co-owner & Instructor*

Before Sheryl discovered yoga, she had a successful 15 year career in real estate, private equity and consulting. When she began her journey with yoga, it immediately changed her life. A transformation took place and she was empowered to take responsibility for her own health and happiness. Out of her own healing journey grew compassion for others and the desire to share

the gifts of yoga. Sheryl truly believes in the power of yoga to heal and live joyfully. She began teaching and founded Red Diamond Yoga to be a place where everyone can heal, practice finding gratitude, self love and their full potential.



Arlene Utal, *Co-owner*

Arlene has over 35 years of business experience in real estate development and land use. She has also owned and operated numerous successful businesses throughout her career. The opportunity to open a yoga studio was born with her daughter Sheryl, and together, they are compassionate leaders and have a strong desire to offer the highest quality of yoga in Los Angeles.

TEAM (https://eos.nextseed.com/about/team/)

BLOG (https://eos.nextseed.com/blog/)

History

FAQ (https://eos.nextseed.com/about/faq/)

⭐ **June 2013** BROWSE (https://eos.nextseed.com/offerings/)

Opened Red Diamond Yoga

⭐ **December 2013**

Broke even with operations within 7 months

⭐ **October 2014**

Expanded to a 3rd practice room within the location

⭐ **July 2017**

Planning an expansion of the smallest room

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